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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A

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                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

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                         INTERACT COMMERCE CORPORATION
                           (Name of Subject Company)

                         INTERACT COMMERCE CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   45839Y107
                     (CUSIP Number of Class of Securities)

                              PATRICK M. SULLIVAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         INTERACT COMMERCE CORPORATION
                    8800 N. GAINEY CENTER DRIVE, SUITE 200
                           SCOTTSDALE, ARIZONA 85258
                                (480) 368-3700
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)
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                                With Copies To:


              John Harbottle                        Thomas H. Curzon, Esq.
    Chief Financial Officer & Secretary               Osborn Maledon, P.A.
       Interact Commerce Corporation                2929 N. Central Avenue
   8800 N. Gainey Center Drive, Ste. 200                  Suite 2100
         Scottsdale, Arizona 85258                  Phoenix, Arizona 85012
               (480) 368-3700                           (602) 640-9308

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on March 27, 2001 by Interact Commerce Corporation, a Delaware corporation (the "Company") (as amended and together with the Exhibits and Annexes thereto, the "Schedule 14D-9"), relating to the tender offer by Isaiah Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the "Shares") at a purchase price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated March 27, 2001 (the "Offer To Purchase") and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements to either document, the "Offer"). Except to the extent amended and supplemented as set forth below, the information in the Schedule 14D-9 is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

     Item 8 is hereby amended and supplemented by adding the following:

     A copy of the joint press release, dated April 18, 2001, issued by Parent and the Company announcing the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 is attached hereto as Exhibit 22 and is incorporated herein by reference.

ITEM 9.  EXHIBITS

     Item 9 is hereby amended and supplemented by adding the following exhibit that is incorporated herein by reference.

(22) Joint Press Release, dated April 18, 2001, issued by the Company and
Parent.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    INTERACT COMMERCE CORPORATION

                                    /s/ JOHN HARBOTTLE
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Date: April 18, 2001                By: John Harbottle, Executive Vice President
                                        and Chief Financial Officer

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